Filed by Armada Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

Commission File No.: 001-40742

Subject Company: Armada Acquisition Corp. I

I.    Press Release

Rezolve Strategically Partners with ACI Worldwide to Transform Omni Channel Commerce and

Mobile Engagement for Merchants

•	Strategic Partnership will drive mCommerce sales for over 80,000 merchants globally

•	Expands Rezolve’s global market presence

•	North America targeted as primary market roll out

(Please Note on December 17, 2021, Rezolve announced that it had entered into a definitive business combination agreement with Armada Acquisition Corp. I (NASDAQ: AACI), a publicly traded special purpose acquisition company. Upon closing of the transaction, the combined company’s shares are expected to trade on the NASDAQ under the ticker symbol “ZONE”.)

Also note that this press release should be read in conjunction with an announcement video available at https://www.rezolve.com/investors/aci-rezolve-in-global-partnership.

London, UK June 22, 2022 – Rezolve, a leader in mobile commerce and engagement and ACI Worldwide (NASDAQ: ACIW), the global leader in mission-critical, real-time payments software, today announced a strategic partnership that will see Rezolve’s technology integrated into the ACI Omni-Commerce solution, a secure omni-channel payment processing platform with the flexibility to support the in-store, online and mobile needs of consumers.

The technology integration will also include ACI Secure eCommerce, a holistic platform that combines a powerful payments gateway, sophisticated real-time fraud prevention capabilities and advanced business intelligence tools. With ACI Secure eCommerce, Rezolve will have a single platform to quickly onboard customers in new geographies and address future payments evolution and challenges.

Rezolve, an enterprise SaaS platform designed from the ground up specifically for mobile commerce and engagement, is positioned to become the engine of mobile engagement that enables the transformation of interactions between consumers and merchants on mobile devices. With Rezolve, merchants can lead consumers directly to special offers by using mobile technology including geofencing, notifications on smartphones, Bluetooth beacons, or with watermarked advertisements.

“We are thrilled to announce this agreement with ACI,” said Dan Wagner, Rezolve’s Chairman and CEO. “ACI will be the first to offer Rezolve’s leading mobile commerce and engagement platform in North America. Rezolve has enjoyed a strong merchant ramp in China, Europe, and Asia, and now with ACI’s partnership we will be able to grow our presence in the U.S. as well as in the many other markets served by ACI.”

ACI is a global leader in real time payments software for banks, merchants and corporate users. Together with Rezolve, ACI will now be able to provide their customers significant added value by offering Rezolve’s mobile engagement technology to assist them in increasing their mCommerce sales efforts, which Insider Intelligence predicts will hit $620.97 billion, or 42.9% of US eCommerce sales in 2024.

“Integrating Rezolve’s technology platform as part of our offering to merchants will help them increase transaction volumes in real time,” said Debbie Guerra, head of merchant payments, ACI Worldwide. “This strategic partnership will enable merchants to both transact and communicate with consumers via their mobile applications and drive sales.”

Rezolve currently has go-to-market partner agreements with leading global players that have a combined global reach of over 20 million merchants and over 1 billion consumers across China, Asia, Europe, and now North America as well. Rezolve’s platform already serves over 170,000 of those merchants today.

About Rezolve

Rezolve is taking retailing into a new era of customer engagement with a proprietary mobile engagement platform. The Rezolve Platform is a powerful set of mobile commerce and engagement capabilities that provide mobile application vendors with a range of valuable commercial opportunities that can be realized without having to develop code, host operations or manage security. The Rezolve Inside SDK allows mobile application vendors to quickly deliver innovation for their consumers into existing or new mobile apps. Rezolve was founded in 2016, is headquartered in London, UK and has offices in China, India, Taiwan, Germany, Spain and Mexico. (www.rezolve.com).

About Armada Acquisition Corp. I

Armada Acquisition Corp. I is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Armada was founded on November 5, 2020 and is headquartered in Philadelphia, PA.

About ACI Worldwide

ACI Worldwide is the global leader in mission-critical, real-time payments software. Our proven, secure and scalable software solutions enable leading corporations, fintechs, financial disruptors and merchants to process and manage digital payments, power omni-commerce payments, present and process bill payments, and manage fraud and risk. We combine our global footprint with a local presence to drive the real-time digital transformation of payments and commerce.

Important Information About the Proposed Transaction with Armada Acquisition Corp. I and Where to Find It

On December 17, 2021, Rezolve Limited, a private limited liability company registered under the laws of England and Wales (“Rezolve”), entered into a business combination agreement, dated as of December 17, 2021, with Armada Acquisition Corp. I, a Delaware corporation (“Armada”), Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”) and the other parties thereto.

This communication relates to the proposed business combination transaction among Armada, Rezolve, Rezolve Merger Sub and the other parties thereto. A full description of the terms of the transaction will be provided in a registration statement on Form F-4 that Rezolve intends to file with the SEC that will include a prospectus of Rezolve with respect to the securities to be issued in connection with the proposed business combination and a proxy statement of Armada with respect to the solicitation proxies for the special meeting of stockholders of Armada to vote on the proposed business combination. Armada urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about Armada, Rezolve, Rezolve Merger Suband the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Armada as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Registration Statement on Form F-4, including the proxy statement/prospectus included therein, and other documents filed with the SEC without charge, by directing a request to: Armada Acquisition Corp. I, 1760 Market Street, Suite 602, Philadelphia, PA 19103 USA; (215) 543-6886. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or for a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to Armada or Rezolve, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Armada, and Rezolve, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Armada’s stockholders in respect of the proposed business combination. Information about the directors and executive officers of Armada is set forth in Armada’s final prospectus relating to its initial public offering, dated August 12, 2021, which was filed with the SEC on August 16, 2021 and is available free of charge at the SEC’s web site at www.sec.gov. Information about the directors and executive officers of Rezolve and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the proposed business combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to Armada’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27a of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any actual results may differ from expectations, estimates and projections presented or implied and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements with respect to the transformation of omni channel commerce and mobile engagement for merchants; statements regarding the integration of Rezolve’s technology into the ACI Omni-Commerce solution; statements regarding the integration of Rezolve’s technology into ACI Secure eCommerce; statements regarding how Rezolve will have a single platform to quickly onboard customers in new geographies and address future payments evolution and challenges; statements regarding ACI being the first to offer Rezolve’s platform in North America; statements regarding how Rezolve and ACI together will provide their customers significant added value; and statements regarding how Rezolve and ACI together will enable merchants to both transact and communicate with consumers via their mobile applications and drive sales.

Contacts

For Rezolve:

Investor Contact:

Kevin Hunt

RezolveIR@icrinc.com

Media Contact:

Urmee Khan

urmeekhan@rezolve.com

44-7576-094-040

Media Contact:

Edmond Lococo

ICR Inc.

RezolvePR@icrinc.com

A transcript of the video linked in the above press release appears below under Section II.

II.    Transcript

Dan Wagner: I’m very pleased to announce today the partnership with ACI worldwide that brings Resolve technology into the hands of over 80,000 merchants across the world with a strong focus in North America. This extends Rezolve technology’s presence from our Asian and European focus into North America. And another important element in our expansion around the world.

Debbie Guerra: You know, ACI is really the leader in real time payments globally. We’ve been in the market for more than 40 years building payment solutions from the ground up that really power financial institutions, acquirers, processors, enterprise merchants and billers. You know, ACI is really excited about our partnership with Rezolve. Why? Because both of us are focused on helping our customers grow their business.

Debbie Guerra: And what better way in this age than through mobile engagement? You know, as we assessed the opportunity to partner with Rezolve, we just didn’t do it on our own. We actually took the value proposition shown to our customers, many of whom are enterprise merchants spanning the QSR, quick serve restaurant space, hospitality and retail. You know, very large retailers as well as in the grocery space.

Debbie Guerra: And we got nothing but excitement back for how this capability could really help revolutionize their business. You know, we’re really excited about the power that the Rezolve platform, once integrated to our Omni Commerce platform, is going to offer our merchants. And that is mobile engagement. We believe that there is so much more that can happen from the merchant reinforcing their own brand, reinforcing their own mobile apps, but also engaging in a personalized, secure way with offers for their consumers.

Important Information About the Proposed Transaction with Armada Acquisition Corp. I and Where to Find It

This communication relates to a proposed business combination transaction among Armada, Rezolve, and Cayman Merger Sub, Inc. A full description of the terms of the transaction will be provided in a registration statement on Form F-4 that Rezolve intends to file with the SEC that will include a prospectus of Rezolve with respect to the securities to be issued in connection with the proposed business combination and a proxy statement of Armada with respect to the solicitation proxies for the special meeting of stockholders of Armada to vote on the proposed business combination. Armada urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about Armada, Rezolve, Rezolve Merger Sub and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Armada as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Registration Statement on Form F-4, including the proxy statement/prospectus included therein, and other documents filed with the SEC without charge, by directing a request to: Armada Acquisition Corp. I, 1760 Market Street, Suite 602, Philadelphia, PA 19103 USA; (215) 543-6886. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or for a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to the Company or Rezolve, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Armada and Rezolve, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Armada’s stockholders in respect of the proposed business combination. Information about the directors and executive officers of Armada is set forth in Armada’s final prospectus relating to its initial public offering, dated August 12, 2021, which was filed with the SEC on August 16, 2021 and is available free of charge at the SEC’s web site at www.sec.gov. Information about the directors and executive officers of Armada and Rezolve and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the proposed business combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to Armada’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.